111 Speen Street, Suite 410
Framingham, MA 01701
P: 508 661 2200
F: 508 661 2201
ameresco.com
September 12, 2013
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Terence O’Brien, Accounting Branch Chief

Re:	Ameresco, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 18, 2013
Form 10-Q for Fiscal Quarter Ended March 31, 2013
Filed May 10, 2013
Form 10-Q for Fiscal Quarter Ended June 30, 2013
Filed August 9, 2013
File No. 1-34811
Ladies and Gentlemen:
This letter is in response to the letter dated August 14, 2013 (the “Comment Letter”) from Terence O’Brien, Accounting Branch Chief, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), to Andrew B. Spence, the Chief Financial Officer of Ameresco, Inc. (the “Company” or “Ameresco”). For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter.
Form 10-K for Fiscal Year Ended December 31, 2012
Renewable Energy Projects and Products, page 7

1.
We note your disclosure on page 8 that four solar PV installations, three small-scale renewable energy plants, and four LFG plants are currently in the design, construction and/or installation phase, but that none are noted as complete. In future filings, please disclose, to the extent known or estimable, the timeframes for the expected completion of material projects noted.

Response:
The Company will disclose in future Form 10-K filings, or future interim filings if and to the extent applicable under the circumstances, and in any case to the extent known or estimable, the timeframes for the expected completion of material projects so identified in the filing.

Securities and Exchange Commission
September 12, 2013

Sales and Marketing, page 9

2.
We note your disclosure on pages 9 and 38 that the “sales, design and construction process for energy efficiency and renewable energy projects historically has taken from 12 to 36 months, though recently we have been experiencing an unusually sustained lengthening of the conversion times from awarded projects to fully-contracted backlog.” In future filings, please disclose the amount of time that your sales cycle has been extended as a result of the “unusually sustained lengthening” of the conversion times.

Response:
The Company will disclose in future filings, the amount of time that its sales cycle has been extended as a result of the “unusually sustained lengthening” of conversion times for periods during which that condition persists.

Management's Discussion and Analysis, page 36
Critical Accounting Policies and Estimates, page 40
Impairment of Goodwill and Intangible Assets, page 42

3.
Please provide expanded, quantified disclosure providing investors with more insight into the assumptions used in your assessment of the factors that could indicate that an impairment may exist, including the following disclosures where material:

•	how the assumptions compare to recent operating performance,

•	the basis for any assumptions that differ significantly from recent operating performance, including revenue trend and growth rate and gross margin,

•	the sensitivity of the results of your impairment assessment to the assumptions, and

•	the potential impact on future operations.
Refer to Section 501.14 of the Codification of Financial Reporting Policies. Please also tell us whether you have any businesses that have material goodwill/intangible assets and have either generated losses or have significantly underperformed. See Section 501.02 of the Codification of Financial Reporting Policies that requires disclosure of material uncertainties, including the recoverability of assets.

Response:
The assumptions referred to in the Company’s Form 10-K for fiscal year ended December 31, 2012 (additional information about which is provided supplementally below) and used in our assessment of the factors that could indicate that an impairment may have existed were consistent with, and did not differ significantly from, recent operating performance. Thus, we believe that expanded, quantified disclosure would not have been material to investors. To the extent that the results of our annual impairment test suggest a marginal difference between the fair value and the carrying amount of a reporting unit, we will disclose the potential impact on future operations, in addition to sensitive estimates used in the analysis, in future filings. Due to the reasons described in our Form 10-K, we recorded an impairment charge of $1 million related to our Canadian reporting unit, however, the other reporting units passed Step 1 of the impairment test by a significant margin.

Other than the reporting unit in Canada where we recorded an impairment, none of our businesses that have material goodwill/intangible assets have also generated losses or significantly underperformed to the extent that it impairs the goodwill or

Securities and Exchange Commission
September 12, 2013

intangible balance. As noted above, our assumptions for assessment were consistent with recent performance.
As disclosed in the Company's Form 10-K for fiscal year ended December 31, 2012, we completed the Step 1 test of the goodwill impairment test using both an income approach and a market approach.  The discounted cash flow method was used to measure the fair value of our equity under the income approach. A terminal value utilizing a constant growth rate of cash flows was used to calculate a terminal value after the explicit projection period. The estimates and assumptions used in our calculations include revenue growth rates, expense growth rates, expected capital expenditures to determine projected cash flows, expected tax rates and an estimated discount rate to determine present value of expected cash flows.  These estimates are based on historical experiences, our projections of future operating activity and our weighted-average cost of capital. The discount rates used were in the range of 13.7% - 17.4%.  Management forecasts were used for the years ending December 31, 2013-2017, with a residual period growth rate of 3%. The tax rate used was 38%, with the exception of Canada, in which a rate of 26% was used.  Under the market approach, we estimate the fair value based on market multiples of revenue and earnings of comparable publicly traded companies and comparable transactions of similar companies.

Form 10-Q for Fiscal Quarter Ended March 31, 2013
Note 8 - Geographic Information, page 23

4.
You disclose total assets in your disclosure of geographic information rather than the required long-lived assets. Please refer to ASC 280-10-50-41 and 280-10-55-23 and include the disclosure of long-lived assets in future filings.

Response:	The Company will disclose in future filings long-lived assets as described ASC 280-10-50-41 and 280-10-55-23, comprising property and equipment and project assets, rather than total assets.
Management's Discussion and Analysis, page 28
Backlog and Awarded Projects, page 30

5.
You discuss backlog extensively throughout the First Quarter 2013 10-Q and current year 10‑K, including risk factors, regarding the mix of awarded backlog and fully-contracted backlog (signed contract), which has been recently heavily weighted towards awarded backlog due to the “unusually sustained lengthening” of the conversion times from awarded backlog to fully-contracted backlog. Given that the conversion times have lengthened dramatically, please provide disclosure that quantifies your historical experience regarding the portion of awarded backlog that ultimately converts to fully-contracted backlog. Please refer to Section 501.12.b.3 of the Codification of Financial Reporting Policies that addresses material trends and uncertainties for context regarding this issue.

Response:
Historically, more than 90% of the dollar volume of awarded projects has converted to fully contracted backlog. The Company will include in future filings, during periods where it presents a material trend or uncertainty in light of the mix of awarded projects, quantified disclosure regarding its historical experience regarding the portion of awarded backlog that ultimately converts to fully-contracted backlog.

Direct Expenses and Gross Margin, page 31

6.	You indicate that the majority of your contracts have fixed price terms but that in some cases

Securities and Exchange Commission
September 12, 2013

you pursue cost-plus structures to mitigate the risk of rising prices. Please furnish supplemental clarification describing how you decide (i.e., the parameters, etc.) when to enter into a cost-plus structure and whether you intend to increase the number of cost-plus contracts relative to fixed price contracts to help reduce the risk of rising prices.

Response:
The Company's principal business is performance contracting. These contracts require the project cost to be paid out of the energy savings realized from a defined scope of work. Typically, the scope of work is agreed at the time a contract is signed; further, the Company already will have contracted for the materials, labor and supplies required for constructing the project. This approach mitigates the risk of rising prices to the Company during the implementation period. From time to time, the Company enters into a cost-plus contract according to customer requirements or where the contract implementation period is over an extended period, generally three to five years. The Company does not currently intend to increase the number of such projects, focusing instead on its standard performance contracts for which it believes fixed price terms are suitable.

Liquidity and Capital Resources, page 39

7.
Given the materiality of receivables to liquidity, please explain in future filings why the ratio of net total receivables (calculated as the sum of accounts receivable including retainage and costs and estimated earnings in excess of billings less billings in excess of costs and estimated earnings) to total revenue increased or decreased compared to the corresponding period. To illustrate, this ratio increased 35% from 0.88 in first quarter 2012 to 1.19 in first quarter 2013. Applying these ratios using average net total receivables of $130 million for these periods, the negative impact on cash was $40 million, which is material to your operating cash flow deficit of $26 million in first quarter 2013. Please refer to Section 501.13 of the Codification of Financial Reporting Policies for guidance.

Response:
The Company will include in future filings disclosure explaining why the ratio of net total receivables to total revenue, or such other analysis as appropriate to explain the effects of changes in receivables on operating cash flow, increased or decreased compared to the corresponding prior period to the extent material to understanding trends in operating cash flow.

Form 10-Q for Fiscal Quarter Ended June 30, 2013
Balance Sheets, page 1

8.
Please provide a detailed explanation of why the June 30, 2013 balance sheet reflects a $31.0 million decrease in the federal ESPC receivable but the six-month June 30, 2013 statement of cash flows for this receivable reflects a $13.8 million cash outflow instead of a $31.0 million cash inflow. We realize this receivable entails a financing element, which is described on page 49 in “cash flows from operating activities” as “restricted cash draws (net of federal ESPC financing).” As such, given the materiality of these items on the statement of cash flows, please furnish us a quantified reconciliation between the respective balance sheet and statement of cash flows captions.

Response:
The Company reflects Federal ESPC receivable as a long-term asset on its consolidated balance sheet, and changes in this account as either cash flows from operating activities or as adjustments against cash flows from financing activities on its consolidated statements of cash flows.  The creation of a new Federal ESPC receivable is reflected as a decrease to cash flows from operating activities on the Company’s consolidated statements of cash flows.  The assignment of a Federal

Securities and Exchange Commission
September 12, 2013

ESPC receivable at project acceptance is a non-cash event, and as such is reflected indirectly in the cash flow statement as an adjustment against changes both to Federal ESPC receivable as well as to payments on long-term debt, of which Federal ESPC receivable financing is a component on the consolidated balance sheet.
Schedule 1 attached hereto presents a quantified reconciliation between the relevant balance sheet amount as of June 30, 2013 and statements of cash flows amounts for the six months ending June 30, 2013, indicating where the significant components of activity are included in the Company’s consolidated statements of cash flows.

The aggregate amount of assignments of Federal ESPC receivable for the Company’s fiscal years is presented as supplemental disclosure on the the Company’s consolidated statements of cash flows in the Company’s Forms 10-K. The Company expects also similarly to disclose this amount in future interim filings.

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings discussed in the Comment Letter (the “filings”);

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or request additional information, please do not hesitate to contact the undersigned at (508) 661-2212.
Sincerely,
/s/ Andrew B. Spence
Andrew B. Spence
Vice President and Chief Financial Officer

Schedule I

			Location of Line Item Within Consolidated Statement of Cash Flows
Federal ESPC Receivable as of June 30, 2013		$60,900,144
Federal ESPC Receivable as of December 31, 2012		$91,854,808
Change in Federal ESPC Receivable		$(30,954,664)
Cash Flow Impact, Six Months Ended June 30, 2013:
Cash Flows From Assigned Receivables, non-cash	$44,739,309	*	Reported on cash flow as netted against changes in long-term debt
Explanation: These are amounts that reduce receivables when the project is completed and accepted by the customer, with the offset being a reduction in long-term debt
Cash Flows From Construction Loans for Federal Project Construction	$(13,784,645)		Reported on cash flow as changes in Federal ESPC receivable
Explanation: These are amounts that are incurred by Ameresco Inc., and reported as additional long-term debt, as Federal ESPC projects are being constructed
Cash Inflow (Outflow) From Federal ESPC Projects, net		$30,954,664

Cash Flow Impact of Long-Term Debt, Six Months Ended June 30, 2013:
Long-term debt, including current portion as of June 30, 2013	$200,276,554
Long-term debt, including current portion as of December 31, 2012	$214,374,850
Net Impact to the Cash Flow		$(14,098,296)

Assignments of federally financed projects	$(44,739,309)	*	Not presented separately, netted with Federal ESPC change in activity, as per above
Draws on restricted cash	$13,366,042		Presented with “restricted cash draws” within operating activities
Proceeds from senior secured credit facility	$15,000,000		Presented separately within financing activities
Proceeds from long-term debt financing	$9,434,434		Presented separately within financing activities
Payments on long-term debt	$(6,740,729)		Presented separately within financing activities
Exchange rate changes on cash	$(418,734)		Presented with “effect of exchange rate changes on cash”
		$(14,098,296)